UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

Nalco Holding Company

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

62985Q 10 1

(CUSIP Number)

John F. Hartigan, Esq.

Morgan, Lewis & Bockius LLP

300 S. Grand Avenue

Los Angeles, CA 90071

(213) 612-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 16, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62985Q 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo/Nalco Acquisition LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 32,176,443 shares of Common Stock (see Items 4 and 5)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 32,176,443 shares of Common Stock (see Items 4 and 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,176,443 shares of Common Stock (see Items 4 and 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 22.7%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AP Nalco LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 32,176,443 shares of Common Stock (see Items 4 and 5)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 32,176,443 shares of Common Stock (see Items 4 and 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,176,443 shares of Common Stock (see Items 4 and 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 22.7%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Investment Fund V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 32,176,443 shares of Common Stock (see Items 4 and 5)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 32,176,443 shares of Common Stock (see Items 4 and 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,176,443 shares of Common Stock (see Items 4 and 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 22.7%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Management V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 32,176,443 shares of Common Stock (see Items 4 and 5)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 32,176,443 shares of Common Stock (see Items 4 and 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,176,443 shares of Common Stock (see Items 4 and 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 22.7%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Advisors V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 32,176,443 shares of Common Stock (see Items 4 and 5)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 32,176,443 shares of Common Stock (see Items 4 and 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,176,443 shares of Common Stock (see Items 4 and 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 22.7%

14.	Type of Reporting Person (See Instructions) PN

Responses to each item of this Statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to the shares of common stock, par value $0.01 (the “Common Stock”), of Nalco Holding Company (the “Issuer”).  The principal executive offices of the Issuer are located at 1601 West Diehl Road, Naperville, Illinois 60563.

Item 2.	Identity and Background

This Schedule 13D is filed jointly by (i) Apollo/Nalco Acquisition LLC, a Delaware limited liability company (“Apollo LLC”), (ii) AP Nalco LP, a Delaware limited partnership (“AP Nalco”), (iii) Apollo Investment Fund V, L.P., a Delaware limited partnership (“Investment V,” and together with Apollo LLC and AP Nalco, the “Apollo Members”), (iv) Apollo Management V, L.P., a Delaware limited partnership (“Management”) and (v) Apollo Advisors V, L.P., a Delaware limited partnership (“Advisors V”).  The Apollo Members, Management and Advisors V are referred to collectively as the “Reporting Persons.”  The address of the principal office of each of the Reporting Persons is Two Manhattanville Road, Purchase, New York 10577.

Apollo LLC, AP Nalco are principally engaged in the business of investment in securities of the Issuer.  Investment V is principally engaged in the business of investing in securities.  Management is principally engaged in the business of serving as the manager of each of the Apollo Members.  Advisors V is principally engaged in the business of providing advice regarding investments by and serving as the general partner of Investment V and AP Nalco.

AIF V Management, Inc., a Delaware corporation (“AIFVM”), is the general partner of Management.  AIFVM is principally engaged in the business of serving as the general partner of Management and other investment funds.

Apollo Capital Management V, Inc., a Delaware corporation (“Capital Management V”), is the general partner of Advisors V.  Capital Management V is principally engaged in the business of serving as general partner to Advisors V.

The address of the principal office of each of AIFVM and Capital Management V is Two Manhattanville Road, Purchase, New York 10577.

Attached as Appendix A to Item 2 is information concerning the executive officers and directors of AIFVM and Capital Management V and other entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

None of the Reporting Persons, AIFVM, Capital Management V nor any of the persons or entities referred to in Appendix A to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
In November 2003, the Apollo Members, along with funds controlled by affiliates of The Blackstone Group L.P. (“Blackstone”) and funds controlled by affiliates of the Goldman Sachs Group, Inc.

(“Goldman, and together with Blackstone and the Apollo Members, the “Sponsors”) acquired membership interests in Nalco Investment Holdings, LLC, in exchange for contributions of $369.1 million, $369.1 million and $253.7 million, respectively, which, together with borrowings under a new credit facility and proceeds from an offering of senior notes and senior subordinated notes, were used to acquire Nalco Company, now a subsidiary of the Issuer.  Following this acquisition, the Sponsors engaged in a series of transactions that ultimately resulted in the exchange of 100% of the membership interests in Nalco Investment Holdings LLC for membership interests in Nalco LLC.

On June 1, 2004, the Issuer was formed as a Delaware entity.  On June 16, 2004, 100 shares of Common Stock were issued to Nalco LLC, as the sole stockholder of the Issuer, at par value. Nalco LLC is currently the record owner of 90,552,258 shares of Common Stock, or approximately 63.9% of the issued and outstanding Common Stock.

The Apollo Members’ cash contribution of $369.1 million was funded by capital contributions from their investors.

Item 4.	Purpose of Transaction

In connection with the Issuer’s initial public offering, which closed on November 16, 2004, the Issuer sold an aggregate of 51,111,111 shares of Common Stock to a syndicate of underwriters in a firm commitment underwritten offering, including 6,666,667 shares sold to the underwriters upon the exercise of the underwriters’ over-allotment option, for aggregate net proceeds of approximately $724.5 million.   The Issuer used approximately $544.6 million of the net proceeds of the initial public offering to pay a cash dividend to Nalco LLC and issued a stock dividend of 90,552,158 shares of Common Stock to Nalco LLC.  All of the shares offered and sold in the offering were primary shares issued and sold by the Issuer.

As of the date hereof, the Apollo Members own an aggregate of approximately 36% of the outstanding membership interests in Nalco LLC.  The balance of the membership interests in Nalco LLC are held by the other Sponsors and certain members of management of the Issuer.  Because voting and dispositive decisions of Nalco LLC with respect to the Common Stock require the approval of at least two of the Sponsors, the Apollo Members disclaim beneficial ownership of the Issuer’s securities held by Nalco LLC.  Nonetheless, the Apollo Members, Management and Advisors V are voluntarily reporting an indirect beneficial ownership in the Common Stock, as reflected herein.

All of the shares of Common Stock reported herein were acquired for investment purposes.  The Reporting Persons retain the right to change their investment intent, from time to time to acquire additional shares of Common Stock or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Common Stock or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law.  The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.  Except as otherwise disclosed herein, none of the Reporting Persons currently has any agreements which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D, except that under the terms of the stockholders agreement (as described in Item 6) Nalco LLC and the Sponsors have agreed to increase the size of the board of directors as necessary in order to comply with Rule 10A-3 of the Securities Exchange Act of 1934, as amended, and the New York Stock Exchange rules.  However, as part of the ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer

The shares of Common Stock shown as beneficially owned by the Apollo Members reflect the Apollo Members’ percentage or pecuniary interest in the 90,552,258 shares of Common Stock held of record by Nalco LLC, based on the Apollo’s Member’s percentage interest in Nalco LLC, and excludes the balance of such shares which represent the other Sponsors’ and the management member’s percentage interest in Nalco LLC.  The shares of Common Stock shown as beneficially owned by Management and Advisors V include the shares of Common Stock shown as beneficially owned by the Apollo Members.  AIFVM may also be deemed to beneficially own the shares of common stock shown as beneficially owned by Holdings, each of the Apollo Members and Management.  Capital Management V may also be deemed to beneficially own the shares of common stock shown as beneficially owned by Holdings, each of the Apollo Members and Advisors V.  As described in Item 4, because voting and dispositive decisions of Nalco LLC with respect to the Common Stock of the Issuer require the approval of at least two of the Sponsors, the Apollo Members, Management, Advisors V, AIFVM and Capital Management V each disclaim beneficial ownership of the shares of the Issuer’s Common Stock reported as beneficially owned by any of the other Sponsors or by Nalco LLC, in excess of their pecuniary interests in such securities, if any, and the filing of this Schedule 13D shall not be construed as an admission that any such person is the beneficial owner of any such securities.

(a)           See the information contained on the cover pages to this Schedule 13D which is incorporated herein by reference.  The percentage of the class beneficially owned by each Reporting Person is based on 141,663,369 outstanding shares of Common Stock of the Issuer, as reported by the Issuer on November 19, 2004.

(b) See the information contained on the cover pages to this Schedule 13D which is incorporated herein by reference.
(c) There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons, except as described in this Schedule 13D.

(d)           In accordance with the terms of the Nalco LLC Limited Liability Company Operating Agreement, and if approved by the board of directors of Nalco LLC, the members of Nalco LLC have the right to receive dividends from and the proceeds from any sale of Common Stock in accordance with their membership interests in Nalco LLC.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Nalco LLC Limited Liability Company Operating Agreement

Pursuant to the Nalco LLC Limited Liability Company Operating Agreement (the “LLC Agreement”), the Sponsors have the ability to influence the management policies and control of the Issuer.  The LLC Agreement (1) provides for the governance of certain of Nalco LLC’s subsidiaries, including the Issuer, (2) provides specific rights to the holders of Nalco LLC’s limited liability company interests with respect to those interests, such as tag-along and drag-along rights and (3) provides specific rights with respect to certain sales of capital stock of certain of Nalco LLC’s subsidiaries, including the Issuer, such as transfer restrictions and registration rights.

All significant decisions involving Nalco LLC and any voting or other rights to be exercised in respect of its direct or indirect subsidiaries require the approval of the board of directors of Nalco LLC or the Sponsor members of Nalco LLC, including the approval of all of the directors appointed by at least two of the Sponsors (or two of the Sponsors as members).  The board of directors of Nalco LLC currently consists of eight members, including two directors designated by each of the Sponsors.  If either Blackstone or Apollo sells more than two-thirds of its current equity stake in Nalco LLC or if Goldman sells more than 51.5% of its current equity stake in Nalco LLC, that Sponsor will be entitled to designate only one member of the board of directors.  If either Blackstone or Apollo sells more than 90% of its current equity stake in Nalco LLC or if Goldman sells more than 85.5% of its current equity stake in Nalco LLC, that Sponsor will lose its remaining director designation right but will retain information rights and the right to designate an observer to attend Nalco LLC board meetings.  If one Sponsor has the right to appoint only one director to the Nalco LLC board but the other two Sponsors continue to have the right to appoint two directors, then all Nalco LLC board decisions will require the approval of the designees of the two Sponsors that are still entitled to appoint two directors.  If at least two of the Sponsors no longer have the right to appoint two directors to the Nalco LLC board, then the rule requiring approval of board designees of at least two of the Sponsors will no longer be operative.  Actions by the members of Nalco LLC will similarly require approval of two of the three Sponsors in those circumstances in which the relative equity ownership of Nalco LLC would require that actions be taken by director appointees of two of the three Sponsors.

References to, and descriptions of, the LLC Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Nalco LLC Limited Liability Company Operating Agreement filed as Exhibit 10.25 to the Issuer’s Registration Statement on Form S-1, filed with the United States Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), on August 26, 2004, which is incorporated as an exhibit to this Schedule 13D.

Registration Rights Agreement

On November 16, 2004, the Issuer entered into a registration rights agreement with Nalco LLC and its members, including the Apollo Members.  Under the registration rights agreement, Nalco LLC or the Sponsors as members of Nalco LLC have the right to request that the Issuer register the sale of shares of Common Stock held by Nalco LLC, including shares issuable upon exercise of the warrant held by Nalco LLC, and may require the Issuer to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period.  In addition, Nalco LLC or the Sponsors as members of Nalco LLC have the ability to exercise certain piggyback registration rights in connection with registered offerings requested by the Sponsors or initiated by the Issuer.

References to, and descriptions of, the Registration Rights Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Registration Rights Agreement filed as Exhibit 10.1 to the Issuer’s Report on Form 8-K, filed with the Commission on November 18, 2004, which is incorporated as an exhibit to this Schedule 13D.

Stockholders Agreement

Nalco LLC, the Issuer and certain members of Nalco LLC controlled by the Sponsors, including Investment V, entered into a stockholders agreement on November 16, 2004.  The stockholders agreement provides that the Issuer’s board of directors will initially consist of eight members, which, subject to the provisions described below, may be increased to not more than ten members.  Nalco LLC is entitled to designate a nominee for election to each available seat on the board of directors; provided that the eighth, ninth and tenth such nominees, who will be nominated by the board of directors, shall qualify as an independent director under the rules of the New York Stock Exchange, on which the Common Stock is traded. The board of directors may be further expanded if additional independent directors are required by law or New York Stock Exchange rules.  The stockholder agreement provides that six of Nalco LLC’s nominees to the board of directors (other than independent directors) will be split evenly among the Sponsors (subject to adjustment based on their holdings in Nalco LLC) with the seventh to be nominated by agreement of the Sponsors.  Nalco LLC and the Sponsors have agreed to vote any shares of Common Stock held by them to elect Nalco LLC’s director nominees to the Issuers board of directors, and to approve increases to the size of the board of directors as necessary to comply with the rules of the New York Stock Exchange and applicable law.

If the Issuer is required by New York Stock Exchange regulations to have a majority of independent directors on its board of directors, upon the occurrence of any transaction whereby Nalco LLC ceases to own more than 50% of the Issuer’s outstanding Common Stock, Nalco LLC will cause enough directors nominated by it (other than independent directors) to resign from the board of directors so that no more than four directors nominated by it remain on the board of directors. The board of directors will simultaneously be reduced or increased, as the case may be, in size to nine directors.  The vacancies thus created will be filled by independent directors appointed by the board of directors.  Following such a transaction, for so long as Nalco LLC continues to hold more than 35% of the outstanding Common Stock, Nalco LLC shall be entitled to designate four nominees for election to the Issuer’s board of directors, subject to compliance with the New York Stock Exchange regulations, three of which shall be allocated evenly among the Sponsors with the fourth to be nominated by agreement of the Sponsors.  If Nalco LLC continues to hold (1) less than 35% but at least 25% of the outstanding Common Stock, Nalco LLC shall retain the right to designate three director nominees; (2) less than 25% but at least 15% of the outstanding Common Stock, Nalco LLC will retain the right to designate two director nominees; and (3) less than 15% but at least 10% of the outstanding Common Stock, Nalco LLC will retain the right to designate one director nominee, and in each case, Nalco LLC will cause such number of directors nominated by it to resign as would be necessary to make the number of remaining directors correspond with Nalco LLC’s designation rights unless the Issuer’s board decides that any such directors should continue to serve on the Issuer’s board.  Once Nalco LLC holds less than 10% of the outstanding Common Stock, it shall have no right to designate directors. Pursuant to the stockholders agreement, any Sponsor that does not have the right, through Nalco LLC, to nominate a director to the board of directors, shall have the right to nominate a non-voting observer to attend board meetings.

To the extent permitted by applicable law, each Sponsor will have the right to include at least one director specified by such Sponsor on each of the Issuer’s Board committees. If a director specified by a Sponsor is not eligible to be a member of a Board committee, such Sponsor will have the right, to the extent permitted by applicable law, to nominate an observer to attend meetings of such committee.

References to, and descriptions of, the Stockholders Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Form of Stockholders Agreement filed as Exhibit 10.3 to the Issuer’s Report on Form 8-K, filed with the Commission on November 18, 2004, which is incorporated as an exhibit to this Schedule 13D.

Lock-Up Agreements

In connection with the consummation of the Issuer’s initial public offering, on November 10, 2004, each of the Reporting Persons entered into a lock-up agreement with the underwriters whereby such person agreed, subject to certain exceptions, not to dispose of or hedge any of their Common Stock or securities convertible into or exchangeable for shares of Common Stock during the period that is 180 days from November 10, 2004, subject to an extension of up to 18 additional days under certain circumstances, except with the prior written consent of Goldman, Sachs & Co.

References to, and descriptions of, the Lock-Up Agreements as set forth in this Item 6 are qualified in their entirety by reference to the Form of Lock-Up Agreement filed as Annex III(a) of Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1, filed with the Commission on October 25, 2004, which is incorporated as an exhibit to this Schedule 13D.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1:	Joint Filing Agreement dated November 24, 2004 among the Reporting Persons.
Exhibit 2:

Nalco LLC Limited Liability Company Operating Agreement, dated May 17, 2004 (incorporated herein by reference to Exhibit 10.25 to the Nalco Holding Company Registration Statement on Form S-1 filed with the Securities and Exchange Commission on August 26, 2004 (file number 333-118583)).

Exhibit 3.

Stockholders Agreement dated November 16, 2004 between Nalco Holding Company, Nalco LLC and the other parties named therein (incorporated herein by reference to Exhibit 10.3 to the Nalco Holding Company Report on Form 8-K filed with the Securities and Exchange Commission on November 18, 2004 (file number 001-32342)).

Exhibit 4.

Registration Rights Agreement dated November 16, 2004 among Nalco Holding Company, Nalco LLC and the other parties named therein (incorporated herein by reference to Exhibit 10.1 to the Nalco Holding Company Report on Form 8-K filed with the Securities and Exchange Commission on November 18, 2004 (file number 001-32342)).

Exhibit 5.

Form of Lock-Up Agreement among Nalco Holding Company, Nalco LLC and the other parties named therein (incorporated herein by reference to Annex III(a) of Exhibit 1.1 to the Nalco Holding Company Registration Statement on Form S-1 filed with the Securities and Exchange Commission on October 25, 2004 (file number 333-118583)).

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Date:	November 24, 2004	APOLLO INVESTMENT FUND V, L.P.

		By:	APOLLO ADVISORS V, L.P. Its General Partner

			By:	APOLLO CAPITAL MANAGEMENT V, INC. Its General Partner

				By:	/s/ Michael D. Weiner
Michael D. Weiner Vice President

Date:	November 24, 2004	APOLLO/NALCO ACQUISITION LLC

		BY:	APOLLO MANAGEMENT V, L.P., its Manager

			BY:	AIF V Management, Inc. its General Partner

				By:	/s/ Michael D. Weiner
Michael D. Weiner Vice President

Date:	November 24, 2004	AP NALCO L.P.

		By:	APOLLO ADVISORS V, L.P. Its General Partner

			By:	APOLLO CAPITAL MANAGEMENT V, INC. Its General Partner

				By:	/s/ Michael D. Weiner
Michael D. Weiner Vice President

Date:	November 24, 2004	APOLLO MANAGEMENT V, L.P.

		By:	AIF V MANAGEMENT, INC. Its General Partner

				By:	/s/ Michael D. Weiner
Michael D. Weiner Vice President

Date:	November 24, 2004	APOLLO ADVISORS V, L.P.

		By:	APOLLO CAPITAL MANAGEMENT V, INC. Its General Partner

			By:	/s/ Michael D. Weiner
Michael D. Weiner Vice President

APPENDIX A

The following sets forth information with respect to certain of the executive officers and directors of AIFVM and Capital Management V.  Capitalized terms used herein without definition have the meanings assigned thereto in the Schedule 13D to which this Appendix A relates.

The directors and principal executive officers of AIFVM and Capital Management V are Messrs. Leon D. Black and John J. Hannan.  The principal occupations of each of Messrs. Black and Hannan is to act as executive officers and directors of AIFVM, Capital Management V and other related investment managers.  Messers. Black and Hannan are also founding principals of Apollo Advisors, L.P. and its successive and affiliated investment managers (collectively “Apollo Advisors”), including Advisors V, with respect to the Apollo investment funds.

The business address of each of Messrs. Black and Hannan is c/o Apollo Management, L.P., 9 West 57th Street, 43rd Floor, New York, New York 10019 and Messers. Black and Hannan are each a citizen of the United States.  Each of Messrs. Black and Hannan disclaims beneficial ownership of the Common Stock reported as beneficially owned by the Reporting Persons.